Exhibit 1
                                                                       ---------

[E-Cruiter.com's Logo]

FOR IMMEDIATE RELEASE

               E-CRUITER.COM ANNOUNCES FIRST QUARTER 2001 RESULTS

        First quarter revenue increases 146% over previous year's quarter

OTTAWA, ONTARIO - SEPTEMBER 27, 2000 - E-CRUITER.COM INC. (NASDAQ - ECRU) - a leading application service provider (ASP) offering Internet recruiting solutions to corporations of all sizes - today announced its financial results for the quarter ended August 31, 2000.

Revenue for the first quarter increased by 146% over the previous year's first quarter to $787,340, and by 22% over fourth quarter 2000 results of $644,732. E-Cruiter.com signed contracts for $537,000 in the first three months of fiscal 2001, compared with $377,000 in the same period last year.

The Company's net loss for the quarter was $1,821,954 ($0.24 per share) compared with a loss of $1,408,788 ($0.37 per share) in Q1 2000. This reflects increased investments in research and development and sales, as the company continues to grow its customer base, broaden its product offering and develop strategic agreements to expand its distribution channels.


"We are pleased with our progress in the first quarter," said GERRY STANTON, PRESIDENT & CEO, E-CRUITER.COM. "We grew revenues significantly, expanded our distribution channels, integrated new technologies to improve our e-cruiting solutions and added several major new clients. Looking ahead, we will continue to pursue new distribution arrangements and we are aggressively moving to develop alliances and partnerships to deliver more complete solutions for our corporate clients."

Q1 HIGHLIGHTS:

o Signed a reseller agreement with HR Technologies, the Canadian leader in mid-range human resource information system development, implementation and support.

o Signed a lead referral agreement with Recruitad, a leader in recruitment advertising.

o Signed 15 contracts for E-Cruiter Enterprise(TM)services and 100 contracts for E-Cruiter Express(TM)postings.

o Added Canadian Professional Sales Association (CPSA) to list of job posting partners, broadening applicant supply for E-Cruiter.com clients.

One of the Company's most important achievements in the first quarter was its alliance with netPCS Networks Inc. to integrate their Customer Interaction Software (CIS) solution with E-Cruiter Enterprise recruiting portal solutions to facilitate real-time communication between recruiters and qualified candidates. This will allow E-Cruiter.com corporate clients to use telephones and wireless devices to connect live with talent who are viewing their company's Web site. This agreement marks the first time corporations will have the technology to interact in real-time with qualified candidates that have entered their Web site.

ABOUT E-CRUITER.COM INC.

E-Cruiter.com (NASDAQ: ECRU), a leading Internet recruiting application service provider (ASP), offers corporate recruiting portals that empower companies to attract, select, and retain talent more quickly and cost effectively than traditional recruiting methods.

E-Cruiter.com's corporate recruiting portals link a company's Internet career site with the entire applicant supply chain. The recruiting portal provides a central, multi-functional hiring platform to greatly enhance recruitment performance by harmonizing the management of all candidate sources with an e-communications and workflow solution.

The company's expertise has driven Bell Canada, Dell Computer Corporation (Canada), SAS Institute Canada Inc., Sony Music Canada and numerous high-growth start-ups to select E-Cruiter.com's solutions. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER.

Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.

For More Information:

Sarah Spence                                Maggie O'Lett
E-Cruiter.com                               High Road Communications
Tel: 416-222-6344 ext. 568                  a Fleishman-Hillard Company
E-mail: sarahs@ecruiter.com                 Tel: 613-236-0909 ext. 314
        -------------------                 E-mail: molett@highroad.com
                                                    -------------------

Jeff Potts                                  Craig Armitage
E-Cruiter.com                               Fleishman-Hillard
Tel: 613-236-2263 ext. 235                  Tel: 416-214-0701 ext. 322
E-mail: jeffp@ecruiter.com.                 E-mail: armitagc@fleishman.com
        ------------------                          ----------------------

E-CRUITER.COM INC.

UNAUDITED STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
(CANADIAN DOLLARS)

                                                                THREE MONTHS ENDED            THREE MONTHS ENDED
                                                                  AUGUST 31, 2000               AUGUST 31, 1999

 REVENUE                                                                $  787,340                    $  320,567
 COST OF REVENUE                                                           640,611                       284,798
                                                          -------------------------------------------------------

 GROSS PROFIT                                                              146,729                        35,769
                                                          -------------------------------------------------------

 EXPENSES
           Selling                                                         525,839                       341,633
           Marketing                                                       369,927                       242,986
           General and administrative                                      359,077                       200,811
           Research and development                                        883,466                       377,119
                                                          -------------------------------------------------------
                                                                         2,138,309                     1,162,549
                                                          -------------------------------------------------------

OPERATING LOSS                                                         (1,991,580)                   (1,126,780)

           Interest and other income                                       195,620                         8,666
           Interest and other expense                                     (25,994)                     (290,674)
                                                          -------------------------------------------------------
                                                                           169,626                     (282,008)
NET LOSS FOR THE PERIOD                                                (1,821,954)                   (1,408,788)

ACCUMULATED DEFICIT, BEGINNING OF PERIOD                              (12,214,843)                   (4,916,440)
                                                          -------------------------------------------------------

ACCUMULATED DEFICIT, END OF PERIOD                                  $ (14,036,797)                 $ (6,325,228)
                                                          -------------------------------------------------------

BASIC AND FULLY DILUTED LOSS PER COMMON SHARE                             $ (0.24)                      $ (0.37)
                                                          -------------------------------------------------------

Weighted average number of common shares outstanding
during the period                                                        7,706,178                     3,857,479
                                                          -------------------------------------------------------


E-CRUITER.COM INC.
UNAUDITED BALANCE SHEETS
(CANADIAN DOLLARS)

                                                                    AUGUST 31, 2000         MAY 31, 2000
ASSETS

CURRENT ASSETS
      Cash and cash equivalents                                          $  121,484           $  246,998
      Short-term investments                                             11,818,748           13,597,509
      Accounts receivable, net of allowance for doubtful
      Accounts of $50,000 (May 31, 2000 - $50,000)                          557,879              718,862
      Prepaid expenses                                                      505,226              482,957
      Other receivables                                                      70,912               65,253
                                                                -----------------------------------------

                                                                         13,074,249           15,111,579
DEFERRED COSTS                                                               69,200               83,040
CAPITAL ASSETS                                                            1,005,055              988,341
                                                                -----------------------------------------

                                                                       $ 14,148,504         $ 16,182,960
                                                                =========================================



LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

CURRENT LIABILITIES
      Accounts payable and accrued liabilities                           $  647,298           $  807,345
      Accrued compensation                                                  165,090              223,609
      Deferred revenue                                                      996,211            1,133,840
      Current portion of long-term obligations                              290,283              145,184
                                                                -----------------------------------------

                                                                          2,098,882            2,309,978
LONG-TERM OBLIGATIONS                                                        22,350               42,219
                                                                -----------------------------------------
                                                                          2,121,232            2,352,197
                                                                -----------------------------------------

SHAREHOLDERS' EQUITY (DEFICIT)
CAPITAL STOCK
      Issued and outstanding -
         7,709,655 common shares
         (May 31, 2000 - 7,701,628 common shares)                        26,064,069           26,045,606
      Accumulated deficit                                              (14,036,797)         (12,214,843)
                                                                -----------------------------------------

                                                                         12,027,272           13,830,763
                                                                -----------------------------------------

                                                                       $ 14,148,504         $ 16,182,960
                                                                =========================================


E-CRUITER.COM INC.
UNAUDITED STATEMENTS OF CASH FLOWS
(CANADIAN DOLLARS)
----------------------------------------------------------------------------------------------------------------------
                                                                                THREE                  THREE
                                                                                MONTHS                MONTHS
                                                                              AUGUST 31,            AUGUST 31,
                                                                                 2000                  1999
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN)

                        OPERATING ACTIVITIES
                        --------------------
   Net loss for the period                                                      $ (1,821,954)           $ (1,408,788)
   Items not involving cash -
     Amortization of capital assets                                                   167,312                  55,099
     Amortization of other long term assets                                            13,840                       -
   Non-cash interest on convertible promissory notes                                        -                 285,346
   Change in operating components of working capital                                (223,140)                (96,558)
                                                                         ---------------------------------------------
                                                                                  (1,863,942)             (1,164,901)
                                                                         ---------------------------------------------
INVESTING ACTIVITIES
   Purchase of capital assets                                                       (184,026)               (116,148)
   Sale of short-term investments                                                   1,778,761                       -
                                                                         ---------------------------------------------
                                                                                    1,594,735               (116,148)
                                                                         ---------------------------------------------
FINANCING ACTIVITIES
   Proceeds from exercise of options                                                   18,463                       -
   Repayment of small business loan                                                  (23,750)                (49,553)
   Proceeds from bank financing                                                       160,000                 190,000
   Capital lease repayments                                                          (11,020)                 (3,137)
                                                                         ---------------------------------------------
                                                                                      143,693                 137,310
                                                                         ---------------------------------------------

DECREASE IN CASH AND CASH EQUIVALENTS FOR THE PERIOD                                (125,514)             (1,143,739)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD                                    246,998               1,505,782

                                                                         ---------------------------------------------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD                                      $   121,484             $   362,043
                                                                         ---------------------------------------------
